SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  September 28, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated September  28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   September 28, 2006

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  September 28, 2006

Tanzanian Royalty Re-Purchases Rights to Kigosi Property in Tanzania

Tanzanian Royalty Exploration Corporation is pleased to announce that it has negotiated the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo, from AngloGold-Ashanti in a transaction valued at USD$900,000.

The price of the acquisition will be satisfied by the issuance to AngloGold Ashanti of 180,148 common shares of Tanzanian Royalty Exploration Corporation, based upon the weighted average trading price of the common shares over the five trading days preceding the date of execution of the agreement.  Issuance of the common shares is subject to all required regulatory and stock exchange approvals.

Jim Sinclair, Chairman and CEO of Tanzanian Royalty Exploration said, “It has always been our view that exploration work undertaken on the Kigosi property supports our pre-agreement conclusion that Kigosi is a valuable exploration asset – even more so for a company our size with a unique royalty business strategy.

“As soon as the current drilling program is completed at our Luhala Gold Project, the Company’s drill rig will be moved to Kigosi to begin drilling on the reef that was previously exploited by artisanal miners dating back almost a century.”

The Kigosi Project Area encompasses approximately 1,095 square miles and includes 15 individual Prospecting Licenses immediately southwest of the Ushirombo Belt in the Sukumaland Greenstone Terrain of northwestern Tanzania. The area consists essentially of granite with greenstones in the northwest and east.

As reported previously by the Company in its news release of March 18, 2004, the licenses cover at least three gold-bearing vein occurrences, two of which are located at the north end of a three kilometre long northwest trending structure that may have concentrated the high grade gold values reported previously at the northern and southern limits of this prominent geological feature.

One of the strongest gold occurrences identified by the Company, Luhwaika, returned grab samples ranging from 0.01 to 233 grams (7.5 ounces) gold per tonne. The numerical average for 25 samples taken at this site by the Company was 11.8 grams (0.38 ounce) per tonne, while the average excluding the high-grade value (233 grams) was 2.5 grams (0.08 ounce) per tonne. A swarm of narrow veins has been discovered 300 metres away at Luhwaika West, which the Company believes could represent a bulk tonnage gold deposit target.

Grab samples taken by the Company at Igunda, a shear-hosted, steeply dipping narrow vein occurrence three kilometres southeast of Luhwaika, ranged from 0.02 to 35.6 grams (1.1 ounce) per tonne. Nineteen grab samples from this occurrence returned a numerical average of 3.58 grams (0.12 ounce) per tonne, while the average excluding the high-grade value (35.6 grams) was 1.7 grams (0.05 ounce) per tonne.

Grab samples collected proximal to artisanal pits by the Company yielded gold values in the range of 5-10g/t and included the high grade sample of 233g/t Au.

 “We are also pleased that Anglogold-Ashanti has offered us its Dongo property, which will augment our exploration portfolio with an asset that fits our investment criteria as a junior explorer and supports our ultimate objective of deriving royalty income from producing assets,” Sinclair stated.

Analysis

Fire assays were conducted by SGS Laboratories in Mwanza, Tanzania.

For further details on the Kigosi property and information on other projects in the Company’s exploration portfolio, please visit our website at: www.TanzanianRoyaltyExploration.com.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.